UNITED STATES SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 1-13219
Washington, D.C. 20549	CUSIP NUMBER 675746309

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q ☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I

REGISTRANT INFORMATION

Ocwen Financial Corporation
Full Name of Registrant

Not applicable
Former Name if Applicable

1000 Abernathy Road NE, Suite 210
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30328
City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Ocwen Financial Corporation (the “Company” or “Ocwen”) requires additional time to complete its goodwill evaluation analysis and its financial closing procedures and to ensure appropriate disclosure of various recent events impacting the Company. The Company is not able to complete the preparation, review and filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company intends to file its Form 10-K on or before March 17, 2015, the prescribed due date pursuant to this Form 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Michael R. Bourque, Jr.	(561)	682-8000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the Company expects to report a net loss for the year ended December 31, 2014.

The Company anticipates revenue of approximately $2.1 billion for the year ended December 31, 2014, an increase of approximately 4% compared to the year ended December 31, 2013.
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The Company anticipates that it’s 2014 full year results will be impacted by several non-recurring items, including:

•	a $370 – $420 million non-cash charge to write-off goodwill, and

•	a $150 million expense related to the New York Department of Financial Services settlement agreement, and

•	a $103 million increase in expenses related to uncollectible receivables and other servicing expenses, and

•	a $120 million year over year negative impact from fair value changes related to mortgage servicing rights (MSRs), and

•	the creation of a $20 million reserve for various legal matters and the creation of a $15 million reserve relating to our remediation plan to address issues around certain erroneously dated borrower correspondence.

In addition, the Company anticipates that its 2014 full year results will include third party monitor expenses of approximately $40 million, an increase of approximately $34 million over 2013.

Given the mix of on-shore and off-shore results, and the fact that the New York Department of Financial Services payment is not tax deductible, we will have a negative tax rate for the 2014 fiscal year.

The above financial data is preliminary, based upon the Company’s estimates and subject to completion of the Company’s financial closing procedures. Moreover, this data has been prepared on the basis of currently available information. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to, this data. This data does not constitute a comprehensive statement of the Company’s financial results for the year ended December 31, 2014, and the Company’s final numbers for this data may differ materially from these estimates.

Special Note Regarding Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, the following: adverse effects on our business as a result of recent regulatory settlements; reactions to the announcement of such settlements by key counterparties; increased regulatory scrutiny and media attention, due to rumors or otherwise; uncertainty related to claims, litigation and investigations brought by government agencies and private parties regarding our servicing, foreclosure, modification and other practices; any adverse developments in existing legal proceedings or the initiation of new legal proceedings; our ability to effectively manage our regulatory and contractual compliance obligations; our ability to execute on our strategy to reduce the size of our Agency servicing portfolio; the adequacy of our financial resources, including our sources of liquidity and ability to fund and recover advances, repay borrowings and comply with debt covenants; our servicer and credit ratings as well as other actions from various rating agencies, including the impact of recent downgrades of our servicer and credit ratings; volatility in our stock price; the characteristics of our servicing portfolio, including prepayment speeds along with delinquency and advance rates; our ability to contain and reduce our operating costs; our ability to successfully modify delinquent loans, manage foreclosures and sell foreclosed properties; uncertainty related to legislation, regulations, regulatory agency actions, government programs and policies, industry initiatives and evolving best servicing practices; as well as other risks detailed in Ocwen’s reports and filings with the Securities and Exchange Commission (“SEC”), including its annual report on Form 10-K/A for the year ended December 31, 2013 (filed with the SEC on August 18, 2014) and its quarterly report on Form 10-Q for the quarter ended September 30, 2014 (filed with the SEC on October 31, 2014). Anyone wishing to understand Ocwen’s business should review its SEC filings. Ocwen’s forward-looking statements speak only as of the date they are made and, except for our ongoing obligations under the U.S. federal securities laws, we undertake no obligation to update or revise forward-looking statements whether as a result of new information, future events or otherwise. Ocwen may post information that is important to investors on its website.

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Ocwen Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 2, 2015	By:	/s/ Michael R. Bourque, Jr.
Michael R. Bourque, Jr. Chief Financial Officer
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